Exhibit 99.1

Neptune Reports First Quarter Results

Revenue Exceeds Pre-Announced Range for Q1, And Grew 83% Sequentially Versus Fourth Quarter

Announces Strategic Review To Accelerate Path To Profitability

LAVAL, QC, Aug. 12, 2021 /CNW Telbec/ - Neptune Wellness Solutions Inc. ("Neptune" or the "Company") (NASDAQ: NEPT) (TSX: NEPT), a diversified and fully integrated health and wellness company focused on plant-based, sustainable and purpose-driven lifestyle brands, today announced its financial and operating results for the three-month period ended on June 30, 2021.

First Quarter Financial Highlights

  Revenues of $12.4 million compared to $11.2 million in the comparable period in fiscal year 2021, and exceeded our pre-announced revenue range of $10 to $12 million. First quarter revenues of $12.4 million increased 83% versus revenues of $6.8 million in the fourth quarter of fiscal year 2021.
  Gross profit loss of $2.9 million or (23.0%) compared to gross profit of $3.3 million or 29.0% for the comparable period in fiscal 2021. By excluding from costs of sales: depreciation and amortization expenses, various fixed and indirect costs, as well as costs related to SugarLeaf, a consolidated gross profit of 13% could be derived, a positive difference of 36 percentage points when compared to the 23% gross profit loss of the quarter.
  Net loss of $23.0 million compared to a net loss of $11.4 million in the first quarter of the previous year.
  Adjusted EBITDA loss was $15.9 million compared to an Adjusted EBITDA loss of $2.5 million in the comparable period in fiscal year 2021.

"Our first quarter revenue exceeded our expectations with sequential improvement of 83% as we delivered innovative products across multiple verticals and expanded our Sprout distribution" said Michael Cammarata, President and Chief Executive Officer of Neptune Wellness.  "The executive team recognized more needs to be done to maximize shareholder value, and we asked the Board of Directors to establish a Strategic Review Committee to explore options to accelerate our path to profitability."

First Quarter Business Highlights

  Neptune's cannabis brand, PanHash™, was launched in Quebec.
  Neptune announced a multi-year licensing agreement between Sprout® and CoComelon, the world's leading children's entertainment brand, owned and operated by Moonbug Entertainment.
  Neptune announced Mood Ring™ cannabis product launches, including flower, in British Columbia.

Subsequent Events and Business Updates

  The Company launched Forest Remedies' plant-based Omega 3-6-9 gummies and soft gels.
  Sprout products launched into Canada, in Metro grocery stores in the province of Ontario.
  The Mood Ring™ branded flower product was launched in Alberta.

Strategic Review Committee

The company's executive management team asked the Board of Directors to form a Strategic Review Committee to evaluate the company's business plan, capital deployment, and long-term strategy to identify alternatives to enhance shareholder value.  These strategic options could include, but are not limited to, changes in strategy or operations, strategic business combinations, divestitures, or spin off a portion of the company, or continuing to execute the company's current business plan.

Conference Call Details

Neptune will host a conference call with management on Thursday, August 12th at 10:00 AM EDT.  The call will be webcast and can be accessed at www.investors.neptunewellness.com.  To listen to the live call, please go to the website at least 15 minutes early to register, download and install any necessary audio software. The webcast will be archived for approximately 30 days.

The unaudited condensed consolidated interim financial statements of Neptune Wellness Solutions Inc., which were prepared in accordance with IAS 34, Interim Financial Reporting of International Financial Reporting Standards ("IFRS"), on a basis consistent with those accounting policies followed by the Corporation in the most recent audited consolidated annual financial statements, and the management discussion and analysis report for the three-month period ended on June 30, 2021 have been filed on SEDAR at www.sedar.com and on EDGAR at www.sec.gov/edgar.shtml, and may also be found on our investor relations website at www.investors.neptunewellness.com.  All amounts are in Canadian dollars except if specified otherwise.

Non-IFRS Measures

This news release contains a non-IFRS measure, specifically Adjusted EBITDA. We use Adjusted EBITDA to provide investors with a supplemental measure of our operating performance and thus highlight trends in our core business that may not otherwise be apparent when relying solely on IFRS financial measures.  We believe that securities analysts, investors and other interested parties frequently use non-IFRS measures in the evaluation of issuers.  Management also uses Adjusted EBITDA in order to facilitate operating performance comparisons from period to period, prepare annual operating budgets and assess our ability to meet our capital expenditure and working capital requirements. Adjusted EBITDA is not recognized, defined or standardized measures under IFRS. Our definition of Adjusted EBITDA will likely differ from that used by other companies (including our peers) and therefore comparability may be limited.  Non-IFRS measures should not be considered a substitute for or in isolation from measures prepared in accordance with IFRS. Investors are encouraged to review our financial statements and disclosures in their entirety and are cautioned not to put undue reliance on non-IFRS measures and view them in conjunction with the most comparable IFRS financial measures. For more information on our Adjusted EBITDA, please refer to our Management Discussion and Analysis for the quarter.

About Neptune Wellness Solutions Inc.

Headquartered in Laval, Quebec, Neptune is a diversified health and wellness company with a mission to redefine health and wellness.  Neptune is focused on building a portfolio of high quality, affordable consumer products in response to long-term secular trends and market demand for natural, plant-based, sustainable and purpose-driven lifestyle brands. The Company utilizes a highly flexible, cost-efficient manufacturing and supply chain infrastructure that can be scaled to quickly adapt to consumer demand and bring new products to market through its mass retail partners and e-commerce channels. For additional information, please visit: https://neptunewellness.com/.

Disclaimer – Safe Harbour Forward–Looking Statements

Forward-looking statements contained in this press release involve known and unknown risks, uncertainties and other factors that may cause actual results, performance and achievements of Neptune Wellness Solutions to be materially different from any future results, performance or achievements expressed or implied by the said forward-looking statements.

Neither NASDAQ nor the Toronto Stock Exchange accepts responsibility for the adequacy or accuracy of this release.

View original content:https://www.prnewswire.com/news-releases/neptune-reports-first-quarter-results-301353980.html

SOURCE Neptune Wellness Solutions Inc.

View original content: http://www.newswire.ca/en/releases/archive/August2021/12/c4386.html

%CIK: 0001401395

For further information: Steve West, Vice President, Investor Relations, investors@neptunecorp.com, 888-664-9166

CO: Neptune Wellness Solutions Inc.

CNW 07:00e 12-AUG-21